

October 15, 2012

Via E-mail
Mr. Douglas C. Peters
Chief Executive Officer
Strategic Mining Corp.
36 Toronto Street, Suite 1170
Toronto, ON, Canada M5C 2C5

> **Re:** **Strategic Mining Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed May 16, 2012**
> **File No. 000-53961**

Dear Mr. Peters:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Item 9A. Controls and Procedures, page 21

Report of Management on Internal Control Over Financial Reporting, page 21

1. We note your disclosure does not provide a conclusion on the evaluation you conducted on your internal controls over financial reporting ("ICFR"); however you do disclose that you identified material weaknesses in ICFR. Please revise your Form 10-K to clearly state that your ICFR was not effective as of December 31, 2011, as required by Item 308(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Douglas C. Peters
Strategic Mining Corp.
October 15, 2012
Page 2

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

        You may contact John Archfield at (202) 551-3315 or Melissa Rocha at (202) 551-3854
if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining